ABSA

82-4569

Group Secretariat

3rd Floor Absa Towers East
170 Main Street Johannesburg 2001
PO Box 7735 Johannesburg 2000
Tel 011 350 4000
Fax 011 350 4928
Swift Address: ABSA ZA JJ
http://www.absa.co.za

Groep Sekretariaat

3de Verdieping Absa Toringblok Oos
Mainstraat 170 Johannesburg 2001
Posbus 7735 Johannesburg 2000
Tel 011 350 4000
Faks 011 350 4928
Swift-Adres: ABSA ZA JJ
http://www.absa.co.za

[redacted]

05010309

21 July 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington DC 20549-0302
USA

SUPPL

FAX: 09 1 202 942 9624

Dear Sir/Madam

ABSA GROUP LIMITED: SENS ANNOUNCEMENT: DIRECTORS' DEALINGS

Attached please find copies of announcements in respect of Directors' dealings in share options of Absa Group Limited as published on the Johannesburg Securities Exchange's News Service (SENS) on Thursday, 14 July 2005.

Should you require any further information, please do not hesitate to contact us at the above address or telephone number.

Yours faithfully

PROCESSED
AUG 12 2005
THOMSON
FINANCIAL

W R SOMERVILLE
GROUP COMPANY SECRETARY

ABSA GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/003934/06)
("Absa")
JSE CODE: ASA
Issuer code: AMAGB
ISIN CODE: ZAE000013389

NOTICE OF EXERCISE OF OPTIONS IN TERMS OF PARAGRAPHS 3.63 TO 3.74 OF THE JSE LISTINGS REQUIREMENTS

In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of the JSE Securities Exchange South Africa, notice is hereby given, as set out below, that the persons named below have exercised options in respect of Absa ordinary shares held in terms of the Absa Group Limited Share Incentive Scheme. The options are all indirect beneficial holdings.

Name of official	Designation	Date of transaction	Details of options exercised	Value of transaction	Date of clearance to deal
NP Mageza	Absa Bank Limited Alternate director	13 July 2005	8 000 options granted on 12 June 2000 at 2 653 cents per share (original grant price)	R212 240.00	27/05/05
NP Mageza	Absa Bank Limited Alternate director	13 July 2005	33 332 options granted on 19 June 2001 at 3 743 cents per share (original grant price)	R1 247 616. 76	27/05/05
NP Mageza	Absa Bank Limited Alternate director	13 July 2005	26 666 options granted on 7 June 2002 at 3 367 cents per share (original grant price)	897 844.22	27/05/05
RR Emslie	Absa Bank Limited Alternate director	13 July 2005	25 000 options granted on 19 June 2001 at 3 743	R935 750.00	27/05/05

			cents per share (original grant		
LA van Dyk	Absa Bank Limited Alternate director	13 July 2005	18 333 options granted on 19 June 2001 at 3 743 cents per share (original grant	R686 204.19	27/05/05

Johannesburg
14 July 2005

Lead Sponsor
Merrill Lynch South Africa (Pty) Limited
Co-Sponsor
ABSA Corporate and Merchant Bank